March 7, 2014

By electronic mail and EDGAR

Ms. Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

Re:       Credit Suisse AG
424 Prospectuses relating to Registration Statement on Form F-3ASR
Filed March 23, 2012
File No. 333-180300

Dear Ms. Starr:

Credit Suisse AG (“Credit Suisse” or the “Company”) is pleased to respond to your letter of February 11, 2014 concerning takedowns of exchange-traded notes (“ETNs”) under our shelf registration statement on Form F-3ASR. We appreciate the opportunity to participate in the discussion of possible changes to disclosure in ETN prospectus supplements (“pricing supplements”), and we would like to be part of any ongoing dialogue on this topic.

For your convenience, we have restated your comments below.

Terms of Offering

Comment:

1.
We have observed that frequently the prospectus supplement does not clearly describe the terms of the ETN being offered. As a result, investors may have difficulty understanding what they are purchasing and how the ETN operates. For example, some prospectus supplements use highly complex defined terms without explaining those terms in the context of the ETN, while others do not clearly describe the precise mechanics of the ETN, including payment at maturity or redemption. Please revise your prospectus supplements, as appropriate, to disclose the material terms of each ETN in a clear, concise and understandable manner. Refer to Rule 421(b) of the Securities Act of 1933.

Response:

We understand that our pricing supplements should disclose the material terms of the ETN in a clear, concise and understandable manner as required by Rule 421(b) of the Securities Act of 1933 (the “Securities Act”). While we believe the descriptions of the material terms in our pricing supplements are complete and accurate, we will review our pricing supplement disclosure with an eye toward further clarity and brevity.

Ms. Amy M. Starr	March 7, 2014

Comment:

2.
Please revise your prospectus supplements, as appropriate, to disclose whether the ETN issuer may cease or suspend and restart sales of the notes at any time at the issuer’s discretion. Also, describe the potential impact these actions may have on the market price and liquidity of the ETNs in the secondary market. Tell us whether you consider the issuer’s discretion to suspend and restart sales to be a material risk to investors in the offering and, if so, please provide appropriate risk factor disclosure in future filings.

Response:

In various places throughout our pricing supplements we disclose that (i) we are under no obligation to issue or sell additional ETNs at any time; (ii) if we do sell additional ETNs, we may limit or restrict such sales or discontinue them at any time; and (iii) if we stop selling additional ETNs, the price and liquidity of the ETNs in the secondary market could be materially and adversely affected.

The following paragraphs below are representative disclosure from our pricing supplements:

The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the Intraday Indicative Value of such ETNs at such time. Paying a premium purchase price over the Intraday Indicative Value of the ETNs could lead to significant losses in the event the investor sells such ETNs at a time when such premium is no longer present in the market place or such ETNs are accelerated (including at our option), in which case investors will receive a cash payment based on the Closing Indicative Value. We may, without providing you notice or obtaining your consent, create and issue ETNs in addition to those offered by this pricing supplement having the same terms and conditions as the ETNs.  However, we are under no obligation to sell additional ETNs at any time, and we may suspend issuance of new ETNs at any time without providing you notice or obtaining your consent. If we stop selling additional ETNs, the price and liquidity of the ETNs could be materially and adversely affected, including an increase in the premium purchase price of the ETNs over the Intraday Indicative Value of the ETNs. Before trading in the secondary market, you should compare the Closing Indicative Value and Intraday Indicative Value with the then-prevailing trading price of the ETNs.

In our sole discretion, we may decide to issue and sell additional ETNs from time to time at a price that is higher or lower than the stated principal amount, based on the indicative value of the ETNs at that time. The price of the ETNs in any subsequent sale may differ substantially (higher or lower) from the issue price paid in connection with any other issuance of such ETNs. Additionally, any ETNs held by us or an affiliate in inventory may be resold at prevailing market prices or lent to market participants who may have made short sales of the ETNs. However, we are under no obligation to issue or sell additional ETNs at any time, and if we do sell additional ETNs, we may limit or restrict such sales, and we may stop selling additional ETNs at any time. If we start selling additional ETNs, we may stop selling additional ETNs for any reason, which could materially and adversely affect the price and liquidity of such ETNs in the secondary market.

Indicative Value

Comment:

3.
We note that some prospectus supplements for ETN offerings state that the “indicative value” of the ETN will be published on a regular basis, such as daily, including through third parties. Please explain to us the purpose of calculating indicative value and why it is relevant to investors. Further, tell us

Ms. Amy M. Starr	March 7, 2014

whether and where the ETN’s indicative value is publicly available to any investor without charge and how often it is updated.

Response:

We explain in our pricing supplements that an “indicative value” for the ETNs will be published on a regular basis. Generally, the indicative value of an ETN at any point in time during a trading day is based on changes in the intraday level of the underlying index which such ETN tracks, less any applicable fees. The intraday indicative value is distinguished from the “closing indicative value” in that the closing indicative value is based on the closing levels of the underlying index, while the indicative value at any point throughout the day is based on the most recent intraday level of the underlying index.

There are several reasons for calculating and publishing the “indicative value” of the ETNs. First, the calculation and publication of the “indicative value” of ETNs are required in certain cases by the exchanges on which the ETNs are listed. See, for example, NYSE Listing Rules 5.2(j)(6)(B)II(1)(b)(ii) and 5.2(j)(6)(B)V(1)(b)(ii) and NASDAQ Listing Rule 5710(g)(v). Additionally, the indicative value of an ETN is relevant to investors because it represents the most current information about the value of that ETN at any point in time during the trading day. The “value” of an ETN at the close of each trading day is represented by the “closing indicative value,” which provides the basis for the amount the issuer would be obligated to pay a holder of the ETN as of the applicable valuation date (whether upon an early redemption at the option of the holder or at maturity of the ETN). The intraday indicative value of an ETN provides investors a point of comparison to the then-prevailing trading price of the ETNs and may be relevant for investors in determining the price at which they would be willing to buy or sell the ETNs in the secondary market.

The indicative value of each of our ETNs is computed by third parties and is publicly disseminated through Bloomberg and the exchange on which the ETN is listed throughout each trading day in 15-second (or less) intervals. This information is available free of charge and is often disseminated by news aggregator services such as Google and Yahoo! Finance. Each ETN has a separate ticker symbol for its indicative value, which is usually the same as the ETN’s exchange ticker symbol, but with a “.IV” modifier. Both the exchange tickers and indicative value tickers are disclosed in our pricing supplements.

Comment:

4.
We note that some prospectus supplements for ETN offerings include numeric formulas describing how the indicative value of an ETN is calculated without providing sufficient narrative explanation as to how the formula works, and therefore how the security’s terms work. Please provide narrative disclosure that describes the inputs and mechanics of such formulas in a clear, concise and understandable manner so that investors may evaluate how the terms of the security work and are calculated.

Response:

As noted in our response to Comment 1, we understand that disclosure in our pricing supplements, including with respect to how the indicative value of an ETN is calculated should be clear, concise and understandable. Our disclosure provides both a narrative description of what the indicative value conceptually represents as well as a formulaic description of its calculation.

Below is representative disclosure:

Payment at Maturity

Ms. Amy M. Starr	March 7, 2014

If your ETNs have not been previously redeemed or accelerated, at maturity you will receive a cash payment per ETN equal to the “Final Indicative Value”, which will be the arithmetic average of the Closing Indicative Value on each of the immediately preceding five Trading Days to and including the Final Valuation Date (the “Final Valuation Period”), as calculated by the Calculation Agent.   We refer to the amount of such payment as the “Payment at Maturity.”  If the Final Indicative Value is zero, the Payment at Maturity will be zero.  If the scheduled Maturity Date is not a Business Day, the Maturity Date will be postponed to the first Business Day following the scheduled Maturity Date.  If the scheduled Final Valuation Date is not a Trading Day, the Final Valuation Date will be postponed to the next following Trading Day, in which case the Maturity Date will be postponed to the third Business Day following the Final Valuation Date as so postponed.  In addition, if a Market Disruption Event occurs or is continuing on the Final Valuation Date, the Maturity Date will be postponed until the date three Business Days following the determination of the settlement price for each Index Component with respect to such Final Valuation Date.  No interest or additional payment will accrue or be payable as a result of any postponement of the Maturity Date.  Any payment on the ETNs is subject to our ability to pay our obligations as they become due.

The “Closing Indicative Value” on the Inception Date is $20.00 (the “Initial Indicative Value”).  The Closing Indicative Value on each calendar day following the Inception Date will be equal to (1)(a) the Closing Indicative Value on the immediately preceding calendar day times (b) the Daily Index Factor on such calendar day minus (2) the Daily Investor Fee on such calendar day.  The Closing Indicative Value will never be less than zero.  If the Intraday Indicative Value of the ETNs is equal to or less than zero at any time or the Closing Indicative Value is equal to zero on any Trading Day, the Closing Indicative Value on that day, and all future days, will be zero.  The Closing Indicative Value for each Trading Day will be published on such Trading Day under the Bloomberg ticker symbol “[ETN Ticker].IV”. The Closing Indicative Value is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time may vary significantly from their indicative value at such time. See “Description of the ETNs—Intraday Indicative Value.” If the ETNs undergo a split or reverse split, the Closing Indicative Value of the ETNs will be adjusted accordingly (see “Description of the ETNs—Split or Reverse Split of the ETNs” in this pricing supplement).  Such adjustment may adversely affect the trading price and liquidity of the ETNs.  CSI is responsible for computing and disseminating the Closing Indicative Value.

The “Intraday Indicative Value” of the ETNs will be calculated and published every 15 seconds on each Trading Day during normal trading hours under the Bloomberg ticker symbol “[ETN Ticker].IV” so long as no Market Disruption Event has occurred or is continuing and will be disseminated over the consolidated tape, or other major market vendor.  The Intraday Indicative Value at any time is based on the most recent intraday level of the Index.  If the Intraday Indicative Value of the ETNs is equal to or less than zero at any time or the Closing Indicative Value is equal to zero on any Trading Day, the Closing Indicative Value on that day, and all future days, will be zero.  See “Description of the ETNs—Intraday Indicative Value” in this pricing supplement.

Comment:

5.
If you include information about indicative value in your prospectus supplements, please also disclose the relationship among the indicative value, the market value of the ETN relative to the initial offering price to the public, and the redemption amount. Please also provide a risk factor discussing the risk that ETNs may trade at a substantial premium or discount in relation to the value of the ETN determined or disclosed by the issuer (whether as “indicative value” or otherwise) or the redemption amount of the ETN.

Ms. Amy M. Starr	March 7, 2014

Response:

We include disclosure in our pricing supplements about the relationship among an ETN’s indicative value, market value and offering price to the public. In various places throughout our pricing supplements, we state that the indicative value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market, and that the trading price of the ETNs at any time may vary significantly from their indicative value at such time. Furthermore, we state that any future issuances of that ETN after the initial issuance may be offered at varying prices based on the most recent indicative value of the ETNs at such time.

The following is representative disclosure from the “Risk Factors” section of our pricing supplements:

The intraday indicative value and the closing indicative value are not the same as the closing price or any other trading price of the ETNs in the secondary market

The Intraday Indicative Value and the Closing Indicative Value of the ETNs are not the same as the closing price or any other trading price of such ETNs in the secondary market. The Closing Indicative Value on each calendar day following the Inception Date will be equal to (1)(a) the Closing Indicative Value on the immediately preceding calendar day times (b) the Daily Index Factor on such calendar day minus (2) the Daily Investor Fee on such calendar day. The Closing Indicative Value will never be less than zero. The Closing Indicative Value will be zero on and subsequent to any calendar day on which the Intraday Indicative Value is less than or equal to zero at any time or the Closing Indicative Value equals zero. The Closing Indicative Value will be published on each Trading Day under the Bloomberg ticker symbol “[ETN Ticker].IV”. If your ETNs have not been previously redeemed or accelerated, at maturity you will receive for each $20.00 stated principal amount of your ETNs a cash payment equal to the arithmetic average of the Closing Indicative Value on each of the immediately preceding five Trading Days to and including the Final Valuation Date, as calculated by the Calculation Agent. If you elect to offer your ETNs for redemption, and the requirements for acceptance by us are met, you will receive a cash payment per ETN on the Early Redemption Date equal to the greater of (A) zero and (B)(1) the Closing Indicative Value on the applicable Early Redemption Valuation Date minus (2) the Early Redemption Charge, if applicable.

The Intraday Indicative Value of the ETNs will be calculated and published every 15 seconds on each Trading Day during normal trading hours under the Bloomberg ticker symbol “[ETN Ticker].IV” so long as no Market Disruption Event has occurred or is continuing and will be disseminated over the consolidated tape, or other major market vendor. The Intraday Indicative Value at any time is based on the most recent intraday level of the Index. If the Intraday Indicative Value is equal to or less than zero at any time, the Closing Indicative Value on that day, and all future days, will be zero.

The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the Intraday Indicative Value of such ETNs at such time. Paying a premium purchase price over the Intraday Indicative Value of the ETNs could lead to significant losses in the event the investor sells such ETNs at a time when such premium is no longer present in the market place or such ETNs are accelerated (including at our option), in which case investors will receive a cash payment based on the Closing Indicative Value. We may, without providing you notice or obtaining your consent, create and issue ETNs in addition to those offered by this pricing supplement having the same terms and conditions as the ETNs. However, we are under no obligation to sell additional ETNs at any time, and we may suspend issuance of new ETNs at any time without providing you notice or obtaining your consent. If we stop selling

Ms. Amy M. Starr	March 7, 2014

additional ETNs, the price and liquidity of the ETNs could be materially and adversely affected, including an increase in the premium purchase price of the ETNs over the Intraday Indicative Value of the ETNs. Before trading in the secondary market, you should compare the Closing Indicative Value and Intraday Indicative Value with the then-prevailing trading price of the ETNs.

In pricing supplements filed after the initial settlement of the ETNs, we include both the closing indicative values and the exchange closing prices for the ETNs, in each case, as of a recent date at the time of filing.

Redemption Value

Comment:

6.
We have observed that in most ETN offerings, the holder may submit the notes for redemption at a “redemption value.” However, the prospectus or prospectus supplement may not clearly disclose the method of determining the redemption value (or amount) for the ETN or indicate whether the redemption value is publicly available prior to an investor’s redemption. Please revise, as applicable, to disclose this information.

Response:

All of our ETNs are redeemable daily at the option of the holder, subject to the satisfaction of certain disclosed conditions. The method of determining the early redemption value is also disclosed in detail in our pricing supplements. We also include risk factor disclosure regarding the delay between when an investor elects to redeem the ETNs early and the determination of the early redemption value.

For each of our ETNs, the “early redemption value” per specified principal amount of ETNs will be equal to the closing indicative value of the ETNs on the applicable valuation date less specified early redemption fees. The valuation date used to determine the early redemption value of the ETNs is typically the trading day following the day that the requirements to effect an early redemption at the option of a holder are satisfied. Therefore, the actual early redemption value cannot be calculated at the time the right to redeem is exercised and consequently cannot be made publicly available until the close of business on the valuation date. As described above, the method of determining the early redemption value is available to investors at such time.

The following is representative disclosure in our pricing supplements:

You will not know the daily repurchase value you will receive at the time an election is made to repurchase your ETNs

You will not know the daily repurchase value you will receive at the time you elect to request that we repurchase your ETNs, that we elect to repurchase your ETNs or upon the occurrence of an automatic early termination event. You will not know the daily repurchase value until after the applicable valuation date, which shall be the trading day immediately following the business day on which either you deliver the repurchase offer to Credit Suisse or on which we deliver the relevant notice to DTC. We will pay you the daily repurchase value, if any, on the repurchase date, which is the third business day following the applicable valuation date. See “Specific Terms of the ETNs—Payment Upon Repurchase.” The determination of the closing level of the Index for a valuation date, and the related repurchase date, will be postponed if such valuation date is not a component business day for any index component or if a market disruption event exists on such valuation date, as provided herein. See “—Market Disruption Events.” As a result, you will be exposed to market risk in the event the market fluctuates between the time either you deliver the repurchase offer to Credit Suisse or on which we deliver the relevant notice to DTC and the applicable valuation date.

Ms. Amy M. Starr	March 7, 2014

Fees

Comment:

7.
Please revise your disclosure to clearly describe all fees that may be charged relating to the ETNs, including but not limited to, as applicable, annual fees, redemption fees, event risk hedge costs, futures execution costs, and index calculation fees. Identify the party responsible for payment of each fee, and describe how, if applicable, such fees may change based on the performance of any referenced index or asset. In addition, please explain when fees are collected and what effect the fees have on the redemption amount and the indicative value of the ETN.

Response:

We provide disclosure in our pricing supplements regarding fees that reduce the indicative value of our ETNs on each day or upon the occurrence of certain events. These fees are borne directly by investors because they reduce the amount payable on the ETNs at maturity or upon early redemption. These fees include:

•	the daily investor fee, fee amount or fee factor, which is charged on a daily basis as a percentage of the indicative value;

•	leverage fees or other exposure fees, which are fees charged as a function of the total exposure to an underlying stock or index within the mechanics of a leveraged ETN;

•
redemption fees, which are one-time fees paid by an investor in connection with ETNs redeemed at that investor’s option and which are charged as a percentage of the indicative value or per unit of an ETN redeemed; and

•	rebalancing fees, which are fees that are charged for certain disclosed events.

We also include disclosure regarding fees included in the calculation of the underlying index for an ETN, including index calculation fees and notional transaction fees. Our pricing supplements clearly disclose these fees, including how they may change based upon the closing indicative value (and the performance of the underlying index), and the risk to the investor that these fees will adversely affect the payments at maturity or upon early redemption and, therefore, the trading price of the ETN. In addition, we provide illustrative hypothetical examples of how these fees would affect the early redemption value or payment at maturity, as applicable.

The following is representative disclosure in our pricing supplements:

Your payment at maturity, upon early redemption or acceleration will be reduced by the fees and charges associated with the ETNs and the Index

The value of the Index used to calculate the payment at maturity, upon early redemption or acceleration will be reduced by the notional transaction costs applied to the Index. These costs are built into the calculation of the level of the Index and, as a result, the Closing Level of the Index will be less than it would be if such fees were not included.

In addition to the Index costs, the Daily Investor Fee reduces the amount of your payment at maturity, upon early redemption or acceleration, and therefore the level of the Index must increase by an amount sufficient to offset the Index costs and Daily Investor Fee (and the fee for ETNs repurchased at your option) in order for you to receive at least your initial investment in the ETNs at maturity, upon early redemption or acceleration. If the level of the Index decreases or

Ms. Amy M. Starr	March 7, 2014

does not increase sufficiently to offset the impact of the Investor Fee, you will receive less, and possibly significantly less, than the initial amount of your investment in the ETNs.

We disclose in our pricing supplements that we may decide to issue and sell additional ETNs at a price that is higher or lower than the stated principal amount, based on the indicative value of the ETNs at that time. Occasionally, the issuer may issue additional ETNs to market makers at a price above the most recent closing indicative value. This premium above the closing indicative value increases the offering price for the ETNs and may be indirectly passed to investors purchasing the ETNs in the secondary market. The proceeds to the issuer and public offering price are disclosed in the addenda to the applicable ETN pricing supplement filed with the Commission.

Conflicts of Interest

Comment:

8.
We note that prospectus supplements for ETN offerings typically include disclosure about activities of the issuer and its affiliates that may create conflicts of interest, such as trading activities, hedging, and publishing research reports. To the extent you or your affiliates engage in activities that create material conflicts of interest, please revise to disclose those activities and the types of conflicts they create. Also describe the potential impact of such activities and conflicts on the supply, pricing and market for the ETN.

Response:

We include disclosure in our pricing supplements relating to our and our affiliates’ activities in respect of our ETNs, the conflicts of interest that may arise as a result and the potential impact on the supply, pricing and market for ETNs. We are careful to take potential conflicts of interest with investors into account when developing and issuing new products and preparing our disclosure.

The following is representative disclosure in our pricing supplements:

Trading and other transactions by us, our affiliates or third parties with whom we transact in securities or financial instruments relating to the Index may impair the value of your ETNs

We expect to hedge our obligations relating to the ETNs by purchasing or selling short the futures contracts included in the Index, listed or over-the-counter options, futures contracts, swaps, or other derivative instruments relating to the Index or the futures contracts included in the Index, or other instruments linked to the Index or the futures contracts included in the Index, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Valuation Date. We, our affiliates, or third parties with whom we transact, may also enter into, adjust and unwind hedging transactions relating to other securities whose returns are linked to the Index. Any of these hedging activities may adversely affect the level of the Index—directly or indirectly by affecting the price of the futures contracts included in the Index or listed or over-the-counter options, futures contracts, swaps or other derivative instruments relating to the Index or the futures contracts included in the Index—and therefore, the market value of your ETNs and the amount we will pay on your ETNs on the relevant Early Redemption Date, Acceleration Date or the Maturity Date. It is possible that we, our affiliates or third parties with whom we transact could receive substantial returns with respect to these hedging activities while the value of your ETNs declines or becomes zero.

We, our affiliates or third parties with whom we transact may also engage in trading in the futures contracts included in the Index, or listed or over-the-counter options, futures contracts,

Ms. Amy M. Starr	March 7, 2014

swaps or other derivative instruments relating to the Index or the futures contracts included in the Index, or instruments whose returns are linked to the Index or the futures contracts included in the Index or listed or over-the-counter options, futures contracts, swaps or other derivative instruments relating to the Index or the futures contracts included in the Index for our or their proprietary accounts, for other accounts under our or their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities could adversely affect the level of the Index—directly or indirectly by affecting the price of the futures contracts included in the Index or listed or over-the-counter options, futures contracts, swaps or other derivative instruments relating to the Index or the futures contracts included in the Index—and therefore, the market value of your ETNs and the amount we will pay on your ETNs on the relevant Early Redemption Date, Acceleration Date or the Maturity Date. We may also issue, and we, our affiliates or third parties with whom we transact may also issue or underwrite, other ETNs or financial or derivative instruments with returns linked to changes in the level of the Index or the futures contracts included in the Index or listed or over-the-counter options, futures contracts, swaps or other derivative instruments relating to the Index or the futures contracts included in the Index. By introducing competing products into the marketplace in this manner, we, our affiliates or third parties with whom we transact could adversely affect the market value of your ETNs and the amount we will pay on your ETNs on the relevant Early Redemption Date, Acceleration Date or the Maturity Date.

We or our affiliates may have economic interests adverse to those of the holders of the ETNs

CSI will act as the Calculation Agent for the ETNs. As Calculation Agent, CSI will make determinations with respect to the ETNs. Among other things, CSI or one of its affiliates is responsible for computing and disseminating the Closing Indicative Value. The determinations may be adverse to you.

As noted above, we, our affiliates or third parties with whom we transact, may engage in trading activities relating to the Index and Index Components or listed or over-the-counter options, futures contracts, swaps or other derivative instruments relating to the Index or the Index Components. These trading activities may present a conflict between your interest in your ETNs and the interests we, our affiliates or third parties with whom we transact will have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their customers and in accounts under our or their management. These trading activities, if they influence the level of the Index, could be adverse to your interests as a beneficial owner of your ETNs.

We, our affiliates or third parties with whom we transact, the Calculation Agent and their affiliates may have published, and in the future may publish, research reports with respect to the Index Components and with respect to the Index. Any of these activities by us, our affiliates or third parties with whom we transact, the Calculation Agent or any of their affiliates may affect the levels of the Index and, therefore, the market value of your ETNs and the amount we will pay on your ETNs on the relevant Early Redemption Date, Acceleration Date or the Maturity Date. Moreover, any such research reports should not be viewed as a recommendation or endorsement of the Index Components, the Index or the ETNs in any way, and investors must make their own independent investigation of the merits of this investment.

In our sole discretion, we may decide to issue and sell additional ETNs from time to time at a price that is higher or lower than the stated principal amount, based on the indicative value of the ETNs at that time, and any ETNs held by us or an affiliate in inventory may be resold at prevailing market prices or lent to market participants who may have made short sales of the ETNs. See “—We may sell additional ETNs at different prices but we are under no obligation to issue or sell additional ETNs at any time, and if we do sell additional ETNs, we may limit or restrict such sales, and we may stop selling additional ETNs at any time” above.

Ms. Amy M. Starr	March 7, 2014

Outstanding ETNs

Comment:

9.
We note that issuers of ETNs may provide public information about the number and dollar amount of outstanding ETNs in a series. Please disclose where the number and amount of outstanding ETNs in a series is available to investors at any point in time.

Response:

The number of outstanding ETNs is disseminated via Bloomberg and other market data vendors, such as Google and Yahoo! Finance. In addition, such information is updated and included for the relevant ETNs in the pricing supplement, if at any time after the initial issuance, such pricing supplement is amended and filed with the SEC. The product website page for each of our ETNs includes the market value and the number of ETNs outstanding.  In future pricing supplements, we will endeavor to include a description of where this information is publicly available.

Plan of Distribution

Comment:

10.
Please provide a detailed explanation of your methods of sale for ETNs, including the involvement of broker-dealers as initial purchasers of ETNs from the issuer, whether such broker-dealers are identified as underwriters in the prospectus supplement and how such broker-dealers satisfy prospectus delivery obligations under the Securities Act. See Item 508 of Regulation S-K.

Response:

As set forth in the “Supplemental Plan of Distribution” sections in our pricing supplements, our ETNs are distributed by Credit Suisse Securities (USA) LLC (“CSSU”), our affiliated broker dealer, who initially purchases the ETNs from us either as principal or agent. CSSU purchases the ETNs for resale to investors or authorized market makers or to lend to other market participants.

As required by Item 508 of Regulation S-K, in our pricing supplements, we identify each principal underwriter and any other underwriter that has a material relationship with the issuer. We disclose in our “Supplemental Plan of Distribution” section that broker-dealers and other market participants who participate in certain activities relating to the ETNs, including covering short sales with ETNs borrowed from one of our affiliates, may result in their being deemed participants in the distribution of the ETNs in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.

CSSU has established processes designed to deliver prospectuses prior to settlement date for the sale of ETNs where required, either through physical delivery or through electronic means.

Disclosure Format

Comment:

11.
We note that some prospectus supplements include disclosure for numerous ETN offerings with different investment profiles. Considering that different ETNs may have different features and risks for investors to evaluate, please explain to us why you believe that providing disclosure for multiple ETN offerings in a single prospectus supplement is appropriate.

Ms. Amy M. Starr	March 7, 2014

Response:

We provide disclosure for multiple ETNs in a single pricing supplement when the underlying indices are the same or closely related or because the investment profiles, features and risks of these ETNs are related and this approach offers investors a convenient means to frequently compare the varying risks and benefits of the different offerings that provide access to similar types of exposure.

Security Titles

Comment:

12.
Please evaluate the titles used for your ETNs and avoid titles that may suggest investors are purchasing equities or other types of securities instead of an unsecured debt obligation. For example, titles incorporating the term “shares” may suggest that investors are purchasing an equity security, rather than a debt instrument. In addition, please avoid titles that may suggest you are offering interests in an exchange traded fund registered under the Investment Company Act of 1940.

Response:

We plan to review our disclosure and confirm that the only use of the word “shares” in our ETN pricing supplements, including the title, is where it relates to the fact that the underlying is or is based upon an exchange traded fund or funds. We will review our disclosure and revise where appropriate to avoid suggesting that investors are purchasing equity securities.

In the case of our “VelocitySharesTM” ETNs, we believe that the use of that company’s brand name in the title of the ETNs does not suggest that investors are purchasing an equity security rather than a debt instrument. As such, at this time we plan to continue our current practice with respect to our VelocityShares ETNs.

Short Sales

Comment:

13.
We note that in some offerings there is disclosure in the prospectus supplement stating that broker-dealers and other persons may make short sales of ETNs and may cover such short positions by borrowing ETNs from the issuer or its affiliates. In some cases the issuer has agreed to repurchase those ETNs. These activities may impact in the short or long term the number of ETNs outstanding at any point. Please disclose whether you intend to engage in such activities and if so how you will publicly disclose such loans and repurchases. Please confirm you will register these transactions under the Securities Act of 1933. If applicable, please provide risk factor disclosure that describes the market impact of short sales and the effect that securities lending may have on the number of ETNs outstanding at any time.

Response:

We and our affiliates do not intend to engage in sale and repurchase transactions.

Our “Supplemental Plan of Distribution” sections in our pricing supplements disclose that we may sell ETNs to CSSU for the purpose of lending the ETNs to broker-dealers and other market participants who may need to cover short positions. While we qualitatively disclose the potential for lending transactions in the pricing supplements for the ETNs, we do not publicly disclose each transaction detail.

Ms. Amy M. Starr	March 7, 2014

To the extent that those broker-dealers and other market participants who cover short sales with ETNs borrowed from us or our affiliates are underwriters, the pricing supplement for the ETNs covers their short sales, if applicable.  The following is representative disclosure from our pricing supplement:

Broker dealers and other market participants are cautioned that some of their activities, including covering short sales with ETNs borrowed from one of our affiliates, may result in their being deemed participants in the distribution of the ETNs in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act of 1933 (the “Securities Act”). A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus delivery and liability provisions of the Securities Act. This prospectus will be deemed to cover any short sales of ETNs by market participants who cover their short positions with ETNs borrowed or acquired from us or our affiliates in the manner described above.

We also include risk factor disclosure relating to market impact of sales, repurchases and lending by us or our affiliates on overall liquidity. In light of your comment, we propose to revise that disclosure for pricing supplements going forward as follows:

The liquidity of the market for the ETNs may vary materially over time as a result of our activities

As stated on the cover of this pricing supplement, we sold a portion of the ETNs on the initial settlement date, and additional ETNs may be issued and sold from time to time through CSSU, an affiliate of ours. Also, the number of ETNs outstanding could be reduced at any time due to repurchases of the ETNs by Credit Suisse as described in this pricing supplement. Additionally, any ETNs held by us or an affiliate in inventory may be resold at prevailing market prices or lent to market participants who may have made short sales of the ETNs. Accordingly, the liquidity of the market for the ETNs could vary materially over the term of the ETNs. While you may elect to offer your ETNs for repurchase by Credit Suisse prior to maturity, such repurchase is subject to the restrictive conditions and procedures described elsewhere in this pricing supplement, including the condition that you must offer at least the applicable minimum repurchase amount to Credit Suisse at one time for repurchase on any repurchase date.

Further, as disclosed in the “Supplemental Plan of Distribution” CSSU may lend or sell ETNs to broker-dealers and other market participants who may have made short sales of such ETNs and who may cover such short positions by borrowing or purchasing ETNs from us or our affiliates. Such transactions may not meaningfully improve liquidity. Moreover, market participants may be more encouraged to short sell ETNs if they believe they can cover short positions by purchasing or borrowing ETNs. This may adversely affect the market price of the ETNs.

Regulation M

Comment:

14.
We have observed that a large divergence between the ETN’s market value and the value of the reference index of the ETN can emerge (for example, where ETN issuers suspend further issuances or otherwise limit the availability of newly issued ETNs). Please explain how your redemptions in such circumstances comply with the requirements of Rule 102 of Regulation M. If these redemptions are done in reliance on no-action letters granting relief from Rule 102 and permitting issuers to redeem an

Ms. Amy M. Starr	March 7, 2014

ETN during the ETN’s distribution, please explain how the representation that the market value of the ETN not vary substantially from the value of the underlying or reference index is met.

Response:

We rely on the no-action letters granting relief from Rule 102 of Regulation M (the “No-Action Letters”) when we are both distributing ETNs and conducting activity described in Rule 102(a) of Regulation M, including purchasing or posting a bid for those ETNs in the secondary market. In circumstances where we suspend or limit further issuances of an ETN, which may result in a large divergence between that ETN’s market value and indicative value, we and our “affiliated purchasers” as defined under Regulation M refrain from purchasing or posting a bid for those affected ETNs in the secondary market; however, we will continue to honor our obligation to redeem the ETNs at the holders’ option in accordance with the terms of the ETNs.

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We hereby acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Amy M. Starr	March 7, 2014

Please feel free to contact Richard O’Keeffe at 212-538-6877 if you would like further clarification or additional information.

Sincerely,

/s/ Richard J. O’Keeffe
Richard J. O’Keeffe, Director and Counsel

cc: Michael G. Clark, Managing Director
Neil Radey, Managing Director and General Counsel Americas